Exhibit 99.1
SR Telecom
Management Discussion and Analysis
of Financial Condition and Results of Operations

The management discussion and analysis (“MD&A”) which follows is provided to assist readers in their assessment and understanding of the financial position, consolidated results of operations and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the years ended December 31, 2005, 2004 and 2003. The following MD&A of financial position, cash flows and results of operations was prepared in accordance with generally accepted accounting principles in Canada and should be read in conjunction with SR Telecom’s annual audited consolidated financial statements contained elsewhere in this report.

Forward-looking statements

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this report, which includes this MD&A, describe the Corporation’s expectations on March 29, 2006. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risks factors discussed in this MD&A. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason.

Fresh start accounting

On November 30, 2005, pursuant to the terms of the Corporation’s 10% redeemable secured convertible debentures due October 15, 2011 (“Convertible Debentures”), $10.0 million principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders.

Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The comprehensive revaluation of our assets and liabilities was done based on this enterprise value. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting. The December 31, 2005 financial results analysed herein comprise one month post-fresh start accounting and eleven months pre-fresh start accounting. The fourth quarter financials comprise one month post-fresh start accounting and two month pre-fresh start accounting. These aggregated twelve-month financials and three-month financial results represent non-GAAP measures that are used to better evaluate the Corporation’s performance between periods. These non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

The following table summarizes the adjustments recorded to implement the fresh start basis of accounting:

	Prior to the adoption of fresh start accounting November 30, 2005	Fresh start adjustments	Notes	After adjustments December 1, 2005
(in thousands of Canadian dollars)	$	$		$

Assets
Current assets from operations	79,593	585	(i)	80,178
Current assets related to discontinued operations	7,134	-		7,134
	86,727	585		87,312
Property, plant and equipment	76,207	(18,634)	(ii)	57,573
Intangible assets	3,668	38,946	(iii)	42,614
Investment tax credits	4,616	-		4,616
Other assets	2,467	-		2,467
Non current assets of discontinued operations	1,374	11	(ii)	1,385
	175,059	20,908		195,967

Liabilities
Accounts payable and accrued liabilities	27,292	-		27,292
Customer advances	1,409	-		1,409
Current portion of lease liability	4,202	-		4,202
Current portion of long-term debt	34,667	-		34,667
Current liabilities related to discontinued operations	7,983	-		7,983
	75,553	-		75,553
Long-term credit facility	47,551	-		47,551
Long-term lease liability	-	-		-
Long-term liability	1,752	-		1,752
Long-term debt	488	-		488
Convertible redeemable secured debentures	40,261	(274)	(v)	39,987
	165,605	(274)		165,331

Shareholders' Equity
Capital stock	219,653	10,274	(v)	229,927
Warrants	13,029	(13,029)	(iv)	-
Equity component of convertible redeemable
secured debentures	37,851	(10,000)	(v)	27,851
Contributed surplus	1,247	(1,247)	(iv)	-
Deficit pre-fresh start accounting	(262,326)	35,184	(vi)	(227,142)
	9,454	21,182		30,636

	175,059	20,908		195,967

Summary of adjustments

The Corporation revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Corporation following the substantial realignment of the interests between the shareholders and the creditors of the Corporation.

(i)
The revaluation resulted in an increase in the current assets, mainly reflecting work in process and finished goods inventory. The work in process fair value was determined using management’s best estimate of selling cost less cost to sell and cost to complete. The finished goods inventory fair value was determined using management’s best estimate of selling cost less cost to sell.

(ii)
The revaluation resulted in a net decrease in property, plant and equipment. This decrease related primarily to the property, plant and equipment of our Chilean subsidiary. This $25,998,000 decrease was the result of management’s best estimate of the fair value of the Chilean subsidiary as a whole and the allocation of this fair value to the assets and liabilities. The property, plant and equipment in the wireless business segment was valued based on fair market value in continued use of the assets. This valuation resulted in a $7,364,000 increase in the value of these assets as well as in an increase of $11,000 in the value of the non-current assets of discontinued operations.

(iii)
The revaluation resulted in the Corporation assigning a value to its Technology using the relief from royalties method, calculated using projections developed by management. As well, as part of the revaluation, a value was attributed to Customer Relationships based on the related revenue and cash flows expected to be generated from these customers determined using projections developed by management.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

(iv)	The value of contributed surplus and warrants was determined to be nil at the revaluation date. This value was determined using the Black-Scholes option pricing model.
(v)
Pursuant to the terms of the Convertible Debentures, $10 million principal amount, plus accrued interest thereon, classified in equity at the issuance date, was reclassified to capital stock upon their conversion to common shares.

(vi)	The adjustment reflects the increase in net assets of the Corporation as a result of the revaluation.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also offers full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•
On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase competitiveness. As a result, approximately 70 positions will be eliminated. As well, there will be additional transition costs. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

•
On February 28, 2006, SR Telecom announced that it had signed an agreement with Axtel S.A. de C.V. for a purchase commitment of US$10 million. Shipments are scheduled to begin immediately with deployment and services scheduled through the second quarter of 2006.

•
On February 2, 2006, SR Telecom announced a $50.0 million private placement of common shares and the conversion of certain Convertible Debentures into common shares. As a result, the Corporation issued 333.3 million common shares and converted approximately $58.4 million of Convertible Debentures plus interest paid in kind into 280.9 million common shares. On January 24, 2006, the Corporation extended the opportunity for a period of approximately fifteen business days to all other holders of convertible debentures that were eligible under applicable securities legislation to subscribe to common shares at $0.15 per share, on the condition that they convert their convertible debentures. Such additional investments resulted in the issuance of 28.5 million additional common shares for gross proceeds to the Corporation of $4.3 million as well as the conversion of approximately $4.2 million of Convertible Debentures plus interest paid in kind into 20.4 million common shares on February 27, 2006. At the close of these transactions, there were a total of 728.8 million common shares of the Corporation outstanding. These transactions significantly de-leverage the Corporation’s balance sheet. The proceeds of the private placement will be used to fund the Corporation’s current working capital requirements.

•
On December 23, 2005, SR Telecom announced that it sold substantially all of the assets and the operations of its subsidiary in France, along with all of the shares of its Australian subsidiary, to a subsidiary of Duons Systèmes of Paris, France for expected proceeds of €1.9 million, subject to certain conditions. The proceeds could be adjusted upwards to a total of up to €4.0 million if certain future revenue levels of the sold businesses are met. The proceeds may also be adjusted downwards to below €1.9 million should such future revenue levels not be met. To the extent that the results of the sold businesses reach certain other levels on a cumulative basis over a five-year period, then additional sums may be payable by the Purchaser. SR Telecom and its French subsidiary have also agreed to indemnify the Purchaser in the event that the results of the sold businesses show a loss. In such a case, this indemnity would be limited to a maximum of €0.8 million.

•
On December 20, 2005, SR Telecom announced the appointment of Peter Campbell as Interim Chief Financial Officer. Mr. Campbell previously served the Corporation in various finance related capacities from 2002 to early 2005. Mr. Campbell replaces David Adams, Senior Vice-President , Finance and Chief Financial Officer who left in December 2005.

•
On December 1, 2005, SR Telecom announced that, after the close of business on November 30, 2005, it received notice from the Nasdaq Listings Qualifications Panel that its shares were to be delisted from the Nasdaq National Market as of the opening of business on December 2, 2005. Nasdaq had determined that SR Telecom did not meet the US$10 million shareholder’s equity requirement, as set forth in Marketplace Rule 4450(a)(3), or the US$1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5). As announced previously, SR Telecom had appealed an earlier determination from Nasdaq to delist the Corporation’s common shares, however, this appeal was rejected. The Corporation’s common shares continue to be listed on the Toronto Stock Exchange (TSX).

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
On November 30, 2005, $10.0 million of SR Telecom’s Convertible Debentures due October 15, 2011, as well as the accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the 10% convertible debentures into approximately 46.1 million common shares and 1.2 million common shares, respectively, at the conversion price of approximately $0.217 per common share. This conversion was mandatory under the terms of the 10% convertible debentures. Following this mandatory conversion, approximately $65.5 million of 10% convertible debentures and 64.9 million common shares were outstanding.

•
On November 14, 2005, SR Telecom extended its agreement with BlueTree Advisors. BlueTree Advisors agreed to provide the management services of William Aziz as the Corporation’s Interim Chief Executive Officer and President to December 31, 2006.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. SR Telecom believes that the following critical accounting policies represent SR Telecom’s critical accounting policies as they involve a higher degree of judgment and complexity in their application.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

During the year ended December 31, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•	On December 23, 2005, SR Telecom announced that it sold substantially all of the assets and the operations of its French subsidiary as well as its Australian subsidiary.

•
On November 30, 2005, $10.0 million of the Convertible Debentures, as well as the accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the Convertible Debentures into approximately 46.1 million common shares and 1.2 million common shares, respectively, at the conversion price of approximately $0.217 per common share. As a result of the conversion, there was a substantial realignment of the interests in the Corporation between the creditors and the shareholders. As of the date of the conversion, the Corporation adopted fresh start accounting.

•	On August 24, 2005, SR Telecom completed the exchange of its then outstanding 8.15% debentures due August 31, 2005 into new 10% secured redeemable convertible debentures due October 15, 2011.

•	The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008.

•	On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders comprised of 8.15 % debenture holders.

•	The Corporation continued its restructuring activities to reduce costs.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

In addition, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million Convertible Debentures into common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million Convertible Debentures into common shares. These transactions significantly de-leveraged the Corporation’s balance sheet. The proceeds of the private placements will be used to fund the Corporation’s current working capital requirements.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to allow the Corporation to continue as a going concern.

Adoption of New Accounting Policies

Consolidation of Variable Interest Entities
The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline applied to the Corporation as of January 1, 2005. Adoption of this guideline did not have an impact on the results of operations or financial position fo the Corporation.

Financial Instruments - Disclosure and Presentation
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation.

Stock-Based Compensation and Other Stock-Based payments
The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $0.3 million and contributed surplus was recorded for the same amount at January 1, 2004.

Non-Monetary Transactions
The CICA issued in June 2005 Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Corporation has chosen early adoption of these standards. Adoption of this guideline did not have an impact on the Corporation’s results from operations or financial position of the Corporation.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom are the U.S. Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and No.104, “Revenue Recognition in Financial Statements” (“SAB 101” and “SAB 104”). In December 2003, the Emerging Issues Committee (“EIC”) issued abstracts on revenue recognition: EIC 141 “Revenue Recognition” and EIC 142 “Revenue Arrangements with Multiple Deliverables”. These guidelines are consistent with the revenue recognition guidelines used by the Corporation and did not result in any impact on the consolidated financial statements of the Corporation.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101 and SAB 104, which are consistent with Canadian Generally Accepted Accounting Standards. That is, (i) the product or service represents a separate earnings process; (ii) objective, reliable and verifiable evidence of fair value exists; and (iii) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The Corporation’s products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation’s customary trade terms include, from time to time, holdbacks on contracts (retainages on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable. Performance of the Corporation’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty costs, including labour and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

 Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that is has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first-in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favourable than SR Telecom’s assumptions, additional reserves may be required.

Assessment of Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by management on an ongoing basis by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an assets exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenues and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

Income Taxes Assets

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted and the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

Investment tax credits are created from eligible research and development expenditures which can be carried forward to future periods. The Corporation’s existing credits have a remaining average life of 4 to 9 years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits. The ability to realize the value of investment tax credits is reassessed in light of current and expected tax planning strategies. Any reduction in the value of such investment tax credits is recorded in research and development expenses in the statement of operations.

SR Telecom Selected Consolidated Financial Data

	As at
	December 31, 2005	December 1, 2005	December 31, 2004

Consolidated Balance Sheets

Total assets	187,551	195,967	227,624
Long-term debt	129,498	128,647	117,370
Total liabilities	166,203	165,331	174,984
Capital stock	230,086	229,927	219,653
Shareholder's equity	21,348	30,636	52,640

	One month	Eleven months	Year ended	Year ended	Year ended
	ended December 31, 2005	ended November 30, 2005	December 31, 2005	December 31, 2004	December 31, 2003
Consolidated Statements of Operations

Revenues	7,372	69,012	76,384	99,074	99,970
Restructuring, asset impairment and other charges	-	17,200	17,200	7,701	3,541
Operating loss from continuing operations	(2,532)	(64,308)	(66,840)	(58,036)	(44,109)
Loss from continuing operations	(5,160)	(77,007)	(82,167)	(76,942)	(49,001)
(Loss) income from discontinued operations	(4,221)	(4,758)	(8,979)	(9,192)	4,246
Net loss	(9,381)	(81,765)	(91,146)	(86,134)	(44,755)

Basic and diluted
Loss per share from continuing operations	(0.08)	(4.34)	(3.77)	(4.62)	(6.80)
(Loss) earnings per share from discontinued operations	(0.06)	(0.27)	(0.41)	(0.55)	0.59
Net loss per share	(0.14)	(4.61)	(4.18)	(5.17)	(6.21)

Weighted average number of common shares outstanding	65,386	17,752	21,797	16,662	7,207
Dividends per common share	-	-	-	-	-

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

The following table outlines the breakdown of revenues from continuing operations by segment:

	1 month ended Dec. 31	11 months ended Nov. 30	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2005	2005	2005	2004	2003
Wireless Telecommunication Products Business Segment	76.5%	74.4%	74.6%	81.2%	85.9%
Telecommunications Service Provider Business Segment	23.5%	25.6%	25.4%	18.8%	14.1%

Wireless Telecommunication Products revenue from continuing operations (“wireless revenue”) decreased as a percentage of total revenue from 85.9% in 2003 to 81.2% in 2004 to 74.6% in 2005. These decreases resulted from an overall decline in wireless products revenue in 2005 and 2004 compared to an increase experienced in Telecommunications Service Provider revenue due to increased access tariffs approved in 2004 as well as the roll out of the Corporation’s new urban initiative and the recognition of long-distance revenue through the establishment of CTR’s long-distance affiliate, Mistral S.A in 2005.

Discontinued operations

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines. As part of its strategic plan at that time, the Corporation took steps to strengthen its financial position by improving the profitability of its product portfolio. Its focus is to maximize revenue potential and profitability of its key products, symmetry, SR500ip and SR500 and divest itself of operations related to product lines it no longer intended to pursue.

Effective December 1, 2005, the Corporation sold substantially all of the assets and the operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations. The assets not disposed of related primarily to accounts receivable and payable which will be monetized by the Corporation.

The sales price for the businesses is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sales price, per the agreement, is between €1.00 and €4.0 million. As of the date of the financial statements, management cannot reasonably determine the sales price with sufficient reliability.

The proceeds, once established based on the results of the sold businesses for 2006, are payable to the Corporation evenly over a period of 5 years with an acceleration clause in the first year should revenue levels reach a specific target. To the extent that the cumulative results of the sold businesses over the 2006-2010 period meet certain targets, additional sums of up to €1.0 million may be payable by the Purchaser.

SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €0.8 million. No provision has been recorded in relation to this potential indemnity as management does not expect the sold business to realize a loss in 2006.

As a result of the nature of the contingencies pursuant to the contract, the disposal was recorded for nil proceeds. In future periods, if greater certainty is established for the sale price, it will be recorded in that period.

As a result of this transaction, the Corporation also recorded the following charges in its results of operations (presented under discontinued operations): a write-down of $0.4 million in the remaining fixed assets in its France subsidiary that were deemed to have no future use as well as a write-off of $0.6 million for remaining swing-related inventory not taken by the purchaser that is estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of the France subsidiary, the Corporation has redirected the remaining operations of the subsidiary to act as a sales office in France for the Corporation’s other product lines. The Corporation entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited to its needs. An agreement was reached in March 2006. The Corporation accrued the settlement of the lease as at December 31, 2005 in the amount of $1.5 million (€1.1 million). The Corporation will vacate the premises by April 30, 2006.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The net assets, the results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment. The wireless segment results expressed in this MD&A do not include these discontinued operations and are presented on a continuing operations basis.

The results of discontinued operations are as follows:
		Pre-fresh start
	One	Eleven	Year	Year
	month ended	months ended	ended	ended
	December 31,	November 30,	December 31,	December 31,
	2005	2005	2004	2003
	$	$	$	x$

Revenues of discontinued operations	254	13,918	24,862	27,911

Loss on disposal of discontinued operations	(1,761)	-	-	-

Pretax (loss) earnings of discontinued operations	(4,221)	(4,583)	(7,741)	3,134

Net (loss) earnings from discontinued operations	(4,221)	(4,758)	(9,192)	4,246

The cash flows from discontinued operations are summarized as follows:
		Pre-fresh start
	One	Eleven	Year	Year
	month ended	months ended	ended	ended
	December 31,	November 30,	December 31,	December 31,
	2005	2005	2004	2003
	$	$	$	$

Cash flows provided by (used in) operating activities	(2,115)	7,791	841	(2,767)

Cash flows provided by (used in) investing activities	762	(8)	(125)	(467)

(Decrease) increase in cash and cash equivalents from
discontinued operations	(1,353)	7,783	716	(3,234)

The net assets of discontinued operations are summarized as follows:
			Pre-fresh start
	As at	As at	As at
	December 31,	December 1	December 31,
	2005	2005	2004
	$	$	x$

Accounts receivable, net	5,809	5,235	10,394
Inventory	-	1,019	10,084
Other	250	880	687
Current assets	6,059	7,134	21,165

Property, plant and equipment	53	1,385	1,828

Accounts payable and accrued liabilities	8,365	7,621	12,436
Customer advances	75	362	293
Current liabilities	8,440	7,983	12,729

Net assets of discontinued operations	(2,328)	536	10,264

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Wireless Telecommunications Products Business Segment

(from continuing operations)

	2005						2004				2003
	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	5,638	4,677	10,315	27,872	9,580	9,213	15,595	24,259	23,607	17,029	29,454	15,954	22,276	18,222
Cost of revenue	4,773	7,736	12,509	18,811	7,829	8,263	13,571	16,577	13,949	11,797	16,007	10,102	11,045	10,599
Gross profit	865	(3,059)	(2,194)	9,061	1,751	950	2,024	7,682	9,658	5,232	13,447	5,852	11,231	7,623
Gross profit percentage	15%	-65%	-21%	33%	18%	10%	13%	32%	41%	31%	46%	37%	50%	42%
Operating loss from continuing operations	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)	(20,386)	(10,944)	(13,901)	(12,719)	(12,031)	(13,500)	(3,803)	(6,652)
Loss from continuing operations	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)	(33,367)	(6,044)	(14,023)	(14,499)	(13,831)	(15,347)	(7,181)	(10,175)

General trend analysis cannot be developed as the Corporation’s sales cycles are long and unpredictable. Results fluctuate from quarter to quarter depending on the timing of purchase orders as well as the bidding and winning of sales contracts, as well as other factors beyond the control of the Corporation. The Corporation markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance.

Fourth quarter results analysis

Revenue

During the fourth quarter of 2005, the revenue decreased from $15.6 million in 2004 to $10.3 million in 2005. The decrease in the fourth quarter of 2005 over 2004 was a function of reduced supplier credit affecting our ability to procure materials resulting in production slow-downs.

Gross Profit

Gross profit as a percentage of revenue decreased to negative 21% or negative $2.2 million in the fourth quarter of 2005 compared to 13% or $2.0 million in the fourth quarter of 2004. The negative gross margin in the fourth quarter of 2005 was related to a write down of raw material inventory of $3.5 million at November 30, 2005 and revaluation of the work-in-process and finished goods inventory on December 1, 2005 increasing cost of revenue during the quarter. As well, the lower overall sales volume in the fourth quarter of 2005 resulted in a higher amount of unabsorbed overhead costs.

Operating Loss from continuing operations

Operating loss from continuing operations was $24.5 million in the fourth quarter of 2005 compared to an operating loss of $20.4 million in the corresponding period in 2004. The increase in operating loss from continuing operations was attributable, in part, to the decline in sales in the fourth quarter of 2005 and increase in cost of revenue which was not sufficient to cover the operating cost of the operation.

Annual results analysis

A summary of the results of operations from continuing operations expressed as a percentage of revenue from continuing operations for the years ended December 31, 2005, 2004 and 2003 follows:

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

	1 month ended Dec. 31	11 months ended Nov. 30	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2005	2005	2005	2004	2003

Revenue	100%	100%	100%	100%	100%
Cost of revenue	85%	83%	83%	69%	56%
Gross profit	15%	17%	17%	31%	44%
Agent commissions	1%	3%	3%	6%	3%
Selling, general and administrative expenses	46%	62%	60%	49%	48%
Research and development expenses, net	18%	40%	38%	38%	33%
Restructuring, asset impairment and other charges	0%	33%	30%	10%	2%
Total operating expenses	65%	138%	131%	103%	86%
Operating loss from continuing operations	(50%)	(121%)	(114%)	(72%)	(42%)
Interest expense, net	(36%)	(28%)	(29%)	(7%)	(7%)
Gain on repurchase of debentures	0%	0%	0%	0%	1%
Gain on sale of long-term investment	0%	0%	0%	4%	0%
Gain on settlement of claim	0%	5%	5%	6%	0%
(Gain) loss on foreign exchange	(6%)	1%	0%	0%	(12%)
Income tax (expense) recovery	1%	0%	0%	(16%)	5%
Net loss from continuing operations	(91%)	(143%)	(138%)	(85%)	(55%)

Revenue

Revenue from continuing operations by geographic area of operation, based on the location of SR Telecom’s customers, is as follows for the years ended December 31, 2005, 2004 and 2003:

	Revenue (in 000's)					Percent of Wireless Revenue
	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	2005	2004	2003	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	2005	2004	2003

Europe, Middle East and Africa	240	20,662	20,902	25,094	24,784	4%	40%	37%	31%	29%
Asia	1,144	5,523	6,667	31,521	36,105	20%	11%	12%	39%	42%
Latin America	4,113	18,865	22,978	9,608	9,814	73%	37%	40%	12%	11%
Other	141	6,292	6,433	14,267	15,203	3%	12%	11%	18%	18%
	5,638	51,342	56,980	80,490	85,906	100%	100%	100%	100%	100%

Revenue in Latin America in dollar terms and as a percentage of wireless revenue increased substantially from $9.6 million or 12% in 2004 to $23.0 million or 40% in 2005, primarily due to the realization of the first phase of a project in Mexico and an equipment supply contract in Argentina. Revenue in Latin America increased slightly in percentage terms from 11% in 2003 to 12% in 2004 but decreased slightly in dollar terms from $9.8 million in 2003 to $9.6 million in 2004. Revenue in Europe, Middle East and Africa in percentage terms increased to 37% in 2005 from 31% in 2004 but decreased in dollar terms from $25.1 million in 2004 to $20.9 million in 2005. A large part of the decrease in dollar terms relates to lower equipment sales in Europe, Middle East and Africa offset by a major project for Telefonica in Spain. Revenue in Europe, Middle East and Africa increased to 31% in 2004 compared to 29% in 2003. Revenue decreased in Asia in dollar terms and as a percentage of revenue from $31.5 million or 39% in 2004 to $6.7 million or 12% in 2005. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project that were not replicated during 2005. Sales to Asia also declined to 39% in 2004 from 42% in 2003 as a result of large contracts with the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003.

For the year ended December 31, 2005, equipment revenue decreased to $50.8 million compared to $67.6 million for the year ended December 31, 2004. The decrease in revenue is primarily the result of longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-downs, including timing issues related to the delivery of equipment and an overall decrease in sales volumes. Equipment revenue increased in 2004 by $7.9 million over the revenue level of $59.7 million achieved in 2003 due to several new contracts in Indonesia.

Service revenue decreased by $6.7 million in 2005 to $6.2 million from $12.9 million in 2004. This was the result of service revenue realized on projects in their final stages in 2004, in particular, long-term projects in Asia and Africa which were not replicated in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its long-standing customers. For the year ended December 31, 2004, service revenue decreased to $12.9 million from a level of $26.2 million achieved for the year ended December 31, 2003. This decline was primarily attributable to a $13.3 million decrease in service revenue in 2004 compared to 2003 resulting from the fact that there were significant service revenues from a turnkey project in Asia in 2003. The Corporation expects that revenue in 2006 will be greater than the revenue levels experienced in 2005 due to the active revitalization of the Corporation’s supply chain and improved customer confidence surrounding proceeds received from the private placement and follow-on offer of $50.0 million and $4.3 million respectively.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the year ended December 31, 2005 is as follows:

		Revenue (in 000's)	Percent of Wireless Revenue
		2005	2005
Techtel LMDS Communicaciones	Argentina	8,448	15%
Siemens S.A.	Spain	10,975	19%
Telefonos de Mexico, S.A. de C.V.	Mexico	11,242	20%
Total		30,665	54%

For the year ended December 31, 2004, there are no customers whose revenue comprised more than 10% of wireless revenue from continuing operations.

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the year ended December 31, 2003 is as follows:

		Revenue (in 000's)	Percent of Wireless Revenue
		2003	2003
Sudan Telecom Company Ltd.	Sudan	9,990	12%
Department of Transport and Communications of the Philippines	Philippines	11,150	13%
Total		21,140	25%

 Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 17% or $9.6 million in the year ended December 31, 2005 from 31% or $24.6 million in the year ended December 31, 2004. The principal drivers of the fluctuations in equipment gross margin are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms and percentage terms decreased to $6.4 million or 13% for the year ended December 31, 2005 from $20.4 million or 30% in the year ended December 31, 2004. The decrease in gross profit percentage is due in part to an increase in under-absorbed overhead costs due to abnormally low production levels and delays associated with restarting the Corporation’s supply chain as well as variations in sales mix with increased lower margin product sales. In addition, the gross profit was affected by the adoption of fresh start accounting on November 30, 2005 where the work in progress and finished goods inventories were revalued in accordance with the requirements of fresh start accounting at a higher value than historical cost thus negatively impacting gross profit for December 2005. Services gross profit as a percentage increased to 52% in the year ended December 31, 2005 from 33% in the year ended December 31, 2004, which was largely attributable to the higher margins realized on the service contracts in general. Higher margins realized on the sale of supply inventory were partially offset by reduced factory volumes.

Gross profit as a percentage of revenue decreased to 31% for the year ended December 31, 2004, from 44% for the year ended December 31, 2003. This decline was primarily attributable to a $13.3 million decrease in service revenue in 2004 compared to 2003 resulting from the fact that there were significant service revenues from a turnkey project in Asia in 2003. Equipment revenues increased from $59.7 million in 2003 to $67.6 million in 2004 due to several new contracts in Indonesia. The Corporation expects to see a significant improvement in gross profit in 2006 on a percentage basis due to expected savings in operational costs as a result of the outsourcing of the manufacturing to third parties and overall based on the expected increase in sales volumes.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners. Management throughout the Corporation have confirmed to the senior management the Company’s compliance with the Foreign Corrupt Practices Act of the United States.

Agent commissions as a percentage of revenue decreased to 3% or $1.7 million in the year ended December 31, 2005 from 6% or $4.7 million in the year ended December 31, 2004. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally had higher commissions. Agent commissions as a percentage of revenue increased to 6% in 2004 or $4.7 million from 3% in 2003 or $3.0 million. The increase is a function of a change in sales mix. The jurisdiction and equipment mix changed significantly since 2003 with the addition of the airstar and angel product lines. The Corporation expects commissions as a percentage of revenue to remain stable in the first quarter of 2006.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased to $34.4 million in the year ended December 31, 2005 compared to $40.0 million in the year ended December 31, 2004. This was primarily due to the effects of the restructuring that was implemented in 2004, as well as additional restructuring that was implemented in 2005. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current and expected level of business activity. Partially mitigating the decrease in selling, general and administrative expenses was a $3.7 million increase in provision for doubtful accounts relating to the Teleco de Haiti/MCI receivable taken by the Corporation during the third quarter of 2005. Excluding the impact of this item, selling, general and administrative expenses would have amounted to $30.7 million in the year ended December 31, 2005, a decrease of 23% over the prior year. The selling, general and administrative expense to revenue ratio increased to 60% in the year ended December 31, 2005 compared to 49% in the year ended December 31, 2004 due to a lower revenue base. Selling, general and administrative expenses decreased to $40.0 million in 2004 from $41.1 million in 2003. SG&A decreased during 2004 due to cost reduction efforts put in place by the Corporation along with the restructuring that took place in 2004. The benefits of the restructuring were partially offset by a provision of $1.9 million related to an account receivable in the Middle East, the effect of eliminating the expected sub-lease revenue of $1.6 million on the US operating lease and a provision of $0.9 million related to an offer of settlement of litigation. The Corporation expects selling, general and administrative expenses to remain stable for the first quarter of 2006 after taking into effect the one-time charges indicated above without, however, considering new potential one-time charges.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities. The Company has focused its innovation activities on pre-WiMAX and WiMAX products development.

Research and development expenses decreased significantly by $8.6 million to $21.6 million in the year ended December 31, 2005 from $30.2 million in the year ended December 31, 2004. In the fourth quarter of 2005, the Corporation recorded a reduction to its previously recorded investment tax credits in the amount of $8.5 million. This was recorded as a charge to research and development expenses. After eliminating the effect of this adjustment, research and development expenses for the year would have been $13.1 million. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. Research and development expenses increased to $30.2 million in 2004 from $27.2 million in 2003. The increase is primarily due to a $4.2 million adjustment to the utilization of the federal investment tax credits (a write-down in the carrying value of the investment tax credit balance) as management had determined that there was insufficient evidence of reasonable assurance that this amount would be realized within the remaining life of the investment tax credits. This increase was partially offset by the realization of cost reductions from the closure of the Redmond, Washington facility in 2004. The Corporation expects research and development expense to increase in 2006 as additional efforts and resources will be allocated to the development of pre-Wimax and Wimax products.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Restructuring, Asset Impairment and Other Charges

During the year ended December 31, 2005, additional restructuring charges of $3.0 million were accrued in the statement of earnings for severance and termination benefits arising from the termination of employees originally laid-off in January 2005 in the Canadian location and salary continuance for a period ranging from eighteen to twenty-four months arising from the termination of employment contracts for certain executives. These initiatives were undertaken by the Corporation in order to continue to reduce its cost structure in line with current and projected revenue levels. In total, 95 employees were terminated.

During the second quarter of 2005, as part of its restructuring efforts, the Corporation also undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory relating to continuing operations comprised mostly of raw materials and repair stock, totalling $13.7 million was written off or written down to its estimated net realizable value.

During the second and third quarters of 2004, the Corporation began a comprehensive streamlining and restructuring initiative aimes at significantly reducing its cost base in line with the then current and anticipated revenue levels. Restructuring charges relating to continuing operations of $7.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, R&D activities are now concentrated in Montreal.

During the fourth quarter of 2003, restructuring charges of $1.5 million were incurred by the Corporation in order to reduce its cost structure and were primarily comprised of severance and termination benefits. Certain acquired assets in 2003 in the amount of $1.4 million were also written-off due to changes in the market place and customer requirements that went beyond the capability of the Corporation’s technology at the time. In addition, the Corporation determined that certain satellite related assets to be deployed had deteriorated and wrote-down $0.6 million of such assets to their estimated fair value.

Finance Charges

Finance charges were $16.2 million in the year ended December 31, 2005 compared to $5.3 million in the year ended December 31, 2004. The interest expense in the wireless segment predominantly relates to the accumulated interest charges of $3.7 million on SR Telecom’s senior unsecured debentures of $71.0 million prior to the closing of the debenture exchange bearing interest at 8.15%. Finance charges continue to be accrued on Convertible Debentures. The finance charges in the year ended December 31, 2004 were partially offset by interest income generated from investments made with the proceeds of the public offering and private placements in February 2004.

The Corporation has also incurred additional interest costs of approximately $3.2 million in the year ended December 31, 2005 relating to the new credit facility that is currently in place. The Corporation will satisfy these interest payments partly with interest payable in kind due to be paid after the revolving term starting October 1, 2006. Interest payable in kind has the effect of compounding interest expense. In addition, expenses incurred in connection with the debenture exchange in the amount of $5.6 million were classified with finance charges as they are related to financing. These costs were composed of costs such as legal, accounting, broker, dealer and agent fees. Finance charges amounted to $5.3 million in 2004 compared to $5.7 million in 2003. The decrease in finance charges in 2004 as compared to 2003 relates primarily to the repayment of bank indebtedness in 2004 and 2003 as well as the effect of interest income generated from investments made with proceeds of the public offering and private placement in 2004. Going forward, the Corporation expects finance charges to decrease in 2006 predominantly due to the conversion of approximately $72.0 million of Convertible Debentures into common shares as part of the mandatory conversion on November 30, 2005, as well as the private placement and follow on offers on February 2, 2006 and February 27, 2006 respectively.

Gain on Sale of Long-Term Investment

In September 2004, the Corporation sold a long-term investment acquired as part of the 2003 acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of the acquisition.

Gain on Settlement of Claim

On August 30, 2005, the Corporation was served with a complaint for rent and damages in connection with a lease by SR Telecom USA Inc. (formerly Netro Corporation) from North San Jose Interests (NSJI), seeking payment of US$0.9 million and unspecified damages. NSJI drew down on the letter of guarantee in the amount of $0.9 million (US$0.8 million) to partially satisfy its claim. On November 7, 2005, the landlord of the lease, NSJI, filed a lawsuit against SR Telecom USA Inc. seeking payment for rent and damages of US$2.6 million representing rent in arrear. On January 13, 2006, the Corporation reached a US$3.6 million settlement including transaction costs for the full discharge of the lease liability in the amount of $6.9 million (US$5.9 million). $4.2 million (US$3.6 million) has been accrued for this settlement and is presented in the current portion of the lease liability. As a result of the settlement, the Corporation recorded a gain of $2.7 million (US$2.3 million) in November 2005.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory by SR Telecom, where US$2.0 million was paid on August 27, 2004. The remainder was to be paid in three installments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004. The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1.45 million on March 11, 2005. The Corporation subsequently came to an agreement with Solectron and has paid the then overdue amount of US$0.55 million including interest and fees on June 15, 2005. The remaining balance of US$0.9 million due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars and Euros. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange gain of $0.2 million in the year ended December 31, 2005, compared to a foreign exchange gain of nil in the year ended December 31, 2004 and a foreign exchange loss of $10.0 million in 2003. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar. The revaluation of the Corporation’s US dollar denominated debt, US dollar denominated receivable and cash balances is the main reason for the foreign exchange gain in 2005. In 2004, the Corporation realized losses on the fluctuation in the value of its US dollar receivables which were partially offset when the Corporation collected a significant portion of its US receivables in the third quarter of 2004. The losses were further offset by an increase in the Corporation’s outstanding US dollar payables. The revaluation of the Corporation’s US dollar denominated accounts receivable and cash balances is the main reason for the foreign exchange gains in 2003.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry forwards recognized related primarily to losses incurred in Canada. In the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry forward benefits, resulting in no tax recovery in 2004 compared to 2003. During the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. For the year ended December 31, 2005, income tax expense was nil. The income tax expense in the current period primarily reflects the change in estimate in recording the income tax provision based on 2004 income tax filings.

Backlog

Backlog at the end of 2005 stood at $28.2 million, the majority of which will be delivered in the first half of 2006, up from $9.5 million at the end of 2004 and $27.0 million at the end of 2003. The Corporation’s current backlog is comprised of many short-term orders that turn over quickly and includes purchase orders received from committed deliveries. Currently, with the addition of the Axtel commitment of $10.0 million along with additional new orders that are completed or close to completion, the Corporation expects the backlog to grow during the first half of the year.

Telecommunications Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flows. SR Telecom believes that increased revenue from the installation of more lines using the angel technology and the access charge increases has contributed to this objective.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

	2005						2004				2003
	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net revenue	1,734	3,041	4,775	4,776	4,719	5,134	4,278	4,660	5,039	4,607	3,613	3,247	3,567	3,637
Operating expenses	1,446	3,326	4,772	5,503	5,908	4,725	4,398	4,646	4,760	4,866	5,991	5,753	4,927	5,515
Operating (loss) income	288	(343)	(55)	(819)	(1,260)	350	(120)	14	279	(259)	(2,378)	(2,506)	(1,360)	(1,878)
Net (loss) income	(14)	(687)	(701)	(8)	(2,243)	(879)	(6,758)	1,494	(1,966)	(1,779)	(1,999)	(3,905)	2,249	1,188

Net revenues from telecommunications has increased steadily from 2003 to 2004 to 2005 as increased access tariffs were approved in 2004, the Corporation rolled our its new urban initiative and recognized long-distance revenue through the establishment of CTR’s long-distance affiliate, Mistral S.A in 2005. Operating results have also been improving since 2003 as a result of the increase in net revenue, except for the second and third quarters of 2005 during which CTR incurred significant costs for professional fees in order to renegotiate the CTR loans for an extended period of three years and experienced an increase in tariffs for wire support as part of a new governmental decree.

Fourth quarter results analysis

Net revenue

During the fourth quarter of 2005, the net revenue increased in Canadian dollars from $4.3 million or 2,098 million pesos in 2004 to $4.8 million or 2,153 million pesos in 2005. The increase in net revenue is attributable to the continued rollout of the Corporation’s new urban initiative as well as a higher mix of commercial customers which are charged a higher tariff than individual customers.

Operating Expenses

Operating expenses was $4.8 million in Canadian dollars or 2,122 million pesos in the fourth quarter of 2005 compared to an operating expense of $4.4 million Canadian dollar or 1,959 million pesos in the corresponding period in 2004. The increase in operating expense relates to a one-time charge for bad debts from another Chilean telecommunication service provider.

Annual results analysis

Net revenue

CTR experienced a slight increase in net revenue to $19.4 million in the year ended December 31, 2005 from $18.6 million in 2004 and again, from $14.1 million in 2003. Net revenue in Chilean peso terms was 8,964 million pesos for the year ended December 31, 2005, compared to 8,738 million pesos in 2004 and 6,917 million pesos in 2003. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. The increase in net revenue is attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative. In peso terms, net revenue is expected to increase in the first quarter of 2006 due to the effect of the increase in access charges and the continued rollout of the Corporation’s new urban initiative as well as the application of the increased tariffs to the company’s satellite network.

Operating Expenses

Operating expenses consist of employee compensation costs, travel and related expenses, as well as wire support and maintenance, professional fees and expenses.

Operating expenses increased in Canadian dollars to $20.9 million or 9,163 million pesos in the year ended December 31, 2005 from $18.7 million or 8,132 million pesos in 2004. The increase is due to the expansion of the urban wireless telecommunications service in several cities in Chile (“urban initiative”). Operating expenses decreased to $18.7 million or 8,132 million pesos in 2004 from $21.6 million or 9,175 million pesos in 2003. The decrease in operating expenses related to continued operational efficiencies and cost reductions enacted in CTR. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the first quarter of 2006 as was experienced in the fourth quarter of 2005.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Finance Charges

Finance charges for the year ended December 31, 2005 increased to $3.1 million from $2.7 million in 2004. The reason for the increase is partly due to professional and legal fees incurred in the second quarter of 2005 in the approximate amount of $1.0 million relating to the renegotiation of the CTR loans for an extended period of three years. Financing charges decreased to $2.7 million in 2004 from $3.2 million in 2003 as a result of a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming US exchange rates remain stable, the Corporation expects that the interest will decrease in 2006 due to lower debt outstanding with partial repayment of the CTR loans.

Foreign Exchange

The foreign exchange gain of $1.1 million in the year ended December 31, 2005, compared to the foreign exchange gain of $2.3 million in 2004 and the foreign exchange gain of $11.1 million in 2003, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US dollar denominated debt.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $8.5 million of the future income tax assets of CTR was appropriate, as a result of the significant uncertainties surrounding the future prospects of the Corporation.

Consolidated Basic and Diluted Loss per Share

	2005						2004				2003
	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Basic and diluted net loss per share from continuing operations	(0.08)	(1.21)	(0.90)	(0.80)	(1.54)	(0.76)	(2.28)	(0.26)	(0.86)	(1.19)	(1.52)	(2.65)	(0.90)	(1.25)
Basic and diluted net loss per share from discontinued operations	(0.06)	(0.05)	(0.05)	0.00	(0.20)	(0.02)	(0.10)	0.03	(0.47)	(0.04)	0.16	0.05	(0.00)	0.04
Basic and diluted net (loss)income per share	(0.14)	(1.26)	(0.95)	(0.80)	(1.74)	(0.78)	(2.38)	(0.23)	(1.33)	(1.23)	(1.36)	(2.60)	(0.90)	(1.21)

Consolidated Liquidity and Capital Resources

Cash and Cash Equivalents

The consolidated cash including restricted cash, increased to $10.2 million at December 31, 2005, compared to $6.4 million at December 31, 2004. On May 19, 2005, an agreement was reached with certain debenture holders to provide up to US$39.6 million by way of a five-year secured credit facility. The full amount of US$39.6 million has been drawn at December 31, 2005. The Corporation also amended its agreement with the CTR lenders, pursuant to which the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008. Further, in August 2005, the Corporation and the debenture holders have exchanged all but face value $270,000 of the $71.0 million, 8.15% debentures and approximately $4.6 million of accrued interest for new 10% convertible secured redeemable debentures due October 15, 2011. On November 30, 2005, $10.0 million of the Convertible Debentures, as well as accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the 10% convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. In addition, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million Convertible Debentures into common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million Convertible Debentures into common shares. These transactions significantly de-leveraged the Corporation’s balance sheet. Pursuant to the refinancing arrangements in place in relation to the credit facility and the CTR debt, as well as the issuance of common shares under the private placements and the related debenture conversions, SR Telecom will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Accounts Receivable

The accounts receivables decreased $15.6 million during the current period to $27.2 million at December 31, 2005 from $42.8 million at December 31, 2004, results substantially from a decrease in sales volumes in the fourth quarter of 2005 due to longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit resulting in production slow-down, a provision of $3.7 million taken in the third quarter of 2005 for the long-term receivable from Teleco de Haiti and the collection of a significant amount of receivables relating to sales to Telefonica in the fourth quarter of 2005.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom.

In the third quarter of 2005 as indicated above, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million.

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement has been signed by SR Telecom and MCI, but has not yet been signed by Teleco de Haiti. The Corporation expects that the settlement will be finalized in the coming weeks.

Inventory

The inventory balance decreased by $18.6 million to $30.9 million at December 31, 2005, from $49.5 million at December 31, 2004. During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $13.7 million was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada. As part of the Corporation’s decision to outsource it’s manufacturing operations, the Corporation believes that it will significantly reduce it’s inventory balances in 2006. The Corporation expects to generate substantial working capital savings from the consumption of it’s existing inventory.

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. In the fourth quarter of 2005, the Corporation recorded a reduction in its investment tax credits of $8.5 million. This was recorded as research and development expense in the income statement in the period. The reduction was a function of the reassessment by management of its ability to realize the value of the investment tax credits in light of its current and expected tax planning strategies. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 4 to 9 years.

Restricted Cash

The restricted cash relates primarily to portions of interest and principal on the US notes payable and performance and bid bonds that support the Corporation’s contracting activities.

Intangible Assets

On November 30, 2005, upon adoption of fresh start accounting, the Corporation recorded intangible assets on its balance sheet for backlog and related customer relationships as well as its symmetry technology in the amounts of $9.6 million and $33.0 million respectively. The Corporation is amortizing the intangible assets over their estimated useful lives of 5 years. At December 31, 2004 the intangible assets relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. These assets were eliminated under fresh start accounting.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $2.7 million for the year ended December 31, 2005, compared to $3.2 million for the year ended December 31, 2004. These expenditures relate principally to existing network upgrades and enhancements. Wireless Products additions were $1.4 million in 2005 compared to $2.8 million in 2004, which relate to ongoing capital requirements. SR Telecom presently has no material commitments for capital expenditures other than further expansion of the Chile urban network, which is estimated at approximately $4.6 million.

Other Assets

Other assets included in the balance sheet at December 31, 2005, amounting to $2.3 million, are related to costs incurred for the establishment of the credit facility in the amount of $1.2 million and amounts relating to commitment and payout fees. Beginning June 2005, the Corporation has recorded amortization of the deferred costs over the term of its current loan agreement. Other assets in 2004 pertained to start-up costs for CTR’s long-distance carrier company. These costs were fully amortized as at December 31, 2005.

Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities decreased to $27.1 million at December 31, 2005, from $43.2 million at December 31, 2004. In the first quarter of 2006, the Corporation reached settlements with certain trade suppliers on outstanding accounts payable. In accordance with Canadian GAAP, these settlements were recorded in the fourth quarter of 2005. In addition, the Corporation realigned its outstanding payables balances with some suppliers and will repay these balances over the coming periods. The Corporation expects that the outsourcing of our manufacturing operations will reduce the outstanding accounts payable balance and free up working capital in 2006.

Customer Advances

Customer advances decreased to $1.2 million as at December 31, 2005, from $1.6 million as at December 31, 2004. the decrease is largely attributable to reduced sales in the current year.

Long-Term Debt and Shareholders’ Equity

(in 000’s)	December 31,	December 31,
	2005	2004
Lease liability	4,197	8,620
Long-term liability	1,749	1,810
Long-term credit facility	47,862	-
Debentures	270	71,000
Convertible Debentures	40,630	-
Long-term debt	34,790	35,940
Equity component of Convertible Debentures	27,785	-
Shareholders’ equity	21,348	52,640

Lease Liability

The lease liability primarily relates to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003. This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, nor did it expect to be able to sub-lease these premises in the near-term and as a result, increased the liability by $1.6 million in 2004 through eliminating the effect of the expected sub-lease revenue.

As of the second quarter of 2005, the Corporation stopped making its lease payments. In 2005, the landlord of the lease, North San Jose Interests filed a lawsuit against SR Telecom, USA Inc. seeking payment for rent and damages. On January 13, 2006, the Corporation reached a US$3.6 million settlement including transaction costs for the lease liability claims by North San Jose Interests in the amount of $6.9 million (US$5.9 million). As a result of the settlement, SR Telecom recorded a gain of $2.7 million (US$2.3 million) in November 2005 as per management best estimates at that time. As at December 1, 2005 and December 31, 2005, the Corporation recorded a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Long-Term Liability

As at December 31, 2005, the long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflects the effects of foreign exchange.

Long-Term Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. All four tranches of US$15.9 million, US$11.9 million, US$7.9 million and US$3.9 million were available during the fourth quarter of 2005 and have been fully drawn as at December 1, 2005 in the amount of $46.2 million (US$39.6 million). The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in cash after October 1, 2006, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the Credit Facility as at December 31, 2005 in the amount of $1.6 million. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lender, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity.

Long-Term Debt, Debentures and Convertible Redeemable Secured Debentures

The Corporation and the debenture holders entered into an agreement to exchange the outstanding 8.15% debentures and accrued interest thereon into Convertible Debentures.

On August 24, 2005, the debenture exchange closed where all but face value of $270,000 of the 8.15% debentures were exchanged for $75.6 million, face value of new convertible debentures.

The new convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principle amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share. Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional convertible debentures. The convertible debentures are secured as a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and are subordinate to the security of the credit facility. In accordance with Canadian GAAP, the Convertible Debentures issued in exchange for the 8.15% debentures have been accounted for in accordance with their substance and are presented in their component parts of debt and equity, measured at their respective fair values. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the debentures discounted at a rate of interest of 21%, which approximates a similar non-convertible financial instrument with comparable terms and risk. The difference between the fair value and the face value of the debentures has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term.

In accordance with their terms, on November 30, 2005, a mandatory conversion of $10.0 million of the new convertible debentures was converted into 46,060,892 common shares and the accrued interest that was payable in kind converted into 1,261,937 common shares at the conversion price of approximately $0.217 per common share, for an aggregate of 47,322,829 common shares. Immediately after the issuance, those holders of new convertible debentures that were converted held approximately 72.9% of the common shares on an undiluted basis.

As at December 31, 2005, the amount allocated to the debt component of the Convertible Debentures is $40.6 million including accreted interest and the amount allocated to the equity component is $27.8 million.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of December 31, 2005, a principal amount of US$29.5 million was outstanding. During the second quarter of 2005, SR Telecom and the CTR lenders re-negotiated and agreed on the maturity and payment terms of the loan to extend the maturity to May 17, 2008. The interest rate is at LIBOR plus 4.5%, plus 1% per year, payable at maturity. The Corporation continues to guarantee the performance of the obligations of CTR to the lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with the Convertible Debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. In addition, the CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date as there may be a default by SR Telecom under its new Credit Agreement or upon an insolvency or bankruptcy of the Corporation. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Counterparties for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2006. In accordance with accounting principles, the notes are classified as current liabilities. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

The following table outlines the cash payments due with respect to SR Telecom’s contractual cash obligations:

	2006	2007	2008	2009	2010	Thereafter	Total
Contractual Obligations
Lease liability	4,197	-	-	-	-	-	4,197
Long-term credit facility	-	-	-	-	-	47,862	47,862
Debentures	-	-	-	-	-	270	270
Convertible debentures (debt and equity components)	-	-	-	-	-	68,415	68,415
Long-term debt	34,679	83	28	-	-	-	34,790
Purchases commitments	10,608	-	-	-	-	-	10,608
Operating lease obligations	4,108	3,177	2,616	306	229	102	10,538
	53,592	3,260	2,644	306	229	116,649	176,680

Shareholder’s Equity

	December 31, 2005	December 31, 2004
	$	$
Authorised
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

65,666,961 common shares (17,610,132 as at December 31, 2004)	230,086	219,653
3,924,406 warrants (3,924,406 as at December 31, 2004)	-	13,029
Equity component of convertible redeemable secured debentures	27,785	-
Contributed surplus	-	519

As at March 20, 2006, following the $50.0 million private placement , the $4.3 million follow-on offer and the conversion of $65.4 million of Convertible Debentures and accrued interest thereon, there were 728,860,198 common shares of the Corporation outstanding.

As at December 31, 2005, the Corporation’s outstanding number of stock options was 232,480 of which 201,730 stock options are exercisable.

For the year ended December 31, 2005, stock-based compensation expense of $728,000 was included in operating expense in the consolidated statement of earnings. This amount was recorded as contributed surplus. As part of fresh start accounting, the Corporation’s outstanding stock options were revalued using the Black-Scholes option pricing model resulting in a value of $nil. As a result, the contributed surplus balance was reclassified to the revaluation adjustment in the pre-fresh start accounting deficit.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Also, as part of the revaluation adjustment under fresh start accounting, the value of the warrants were also revalued using the Black-Scholes option pricing model resulting in a value of $nil. As a result, an amount of the $13.0 million was reclassified from warrants to the pre-fresh start accounting deficit.

At November 30, 2005, an additional amount of $10.3 million in equity was established relating to the mandatory conversion of $10.0 million of convertible debentures along with interest payable in kind.

Off-Balance Sheet and Banking Arrangements

In 2005, the Corporation received notice from its bankers requiring it to seek new banking arrangements effective December 31, 2005. This was further extended until January 31, 2006. In January 2006, the Corporation secured new banking arrangements with other bankers. Currently, the Corporation still has approximately $2.0 million in outstanding bid and performance bonds issued under a facility with our previous bank. These will remain outstanding with this bank until maturity.

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The loan, including the interest, from the senior officers was forgiven by the Corporation in the second quarter of 2005.

Cash Flows

For the year ended December 31, 2005, cash flows used in continuing operations totaled $40.9 million as compared to cash flows used in continuing operations of $42.0 million for the year ended December 31, 2004. This is primarily the result of lower revenues recognized by the Corporation.

For the year ended December 31, 2005, cash flows provided by continuing financing activities totaled $41.4 million, mainly arising from the draw down on the credit facility to restart manufacturing, as compared to $31.3 million for the year ended December 31, 2004, mainly reflecting the net proceeds from the issuance of shares and warrants in the first quarter of 2004.

For the year ended December 31, 2005, cash flows used in continuing investing activities amounted to $2.0 million as compared to cash flows provided by continuing investing activities of $6.2 million for the year ended December 31, 2004. In 2004, the Corporation sold its short-term and long-term investments for a total gain of $6.8 million in order to fund operations.

New accounting recommendations

Financial instruments
The CICA issued section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, (ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued section 3860 (now 3861) of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Corporation is currently evaluating the impact of these sections on the consolidated financial statements as of January 1, 2007.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Hedges
The CICA issued section 3865 of the CICA Handbook, “Hedges”. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on the consolidated financial statements as of January 1, 2007.

Comprehensive income
The CICA issued section 1530 of the CICA Handbook, “Comprehensive Income”. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, “Surplus”, and reissued it as section 3251, “Equity”. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of section 1530, “Comprehensive Income”.

Adopting these sections on January 1, 2007 will require the Corporation to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

➢	Comprehensive income and its components
➢	Accumulated other comprehensive income and its components

Risks and Uncertainties

The Corporation has in excess of $85 million of consolidated debt outstanding, comprised principally of the Credit Facility and the CTR Loans. SR Telecom operations are by their nature capital-intensive. The Corporation may therefore require continuing access to financing to fund working capital needs, capital expenditures and other cash requirements, as well as additional development and acquisition opportunities.

The Trust Indenture and the Credit Facility contain provisions that limit the Corporation’s ability and, in some cases, the ability of the Corporation’s Restricted Subsidiaries 1) to pay dividends or make other restricted payments and investments; 2) incur additional indebtedness and issue preferred stock; 3) create liens on assets; 4) merge, consolidate, or sell all or substantially all of the Corporation’s assets. In addition, the Credit Facility contains convenants that will require the Corporation to maintain financial ratios. SR Telecom’s ability to comply with many of these restrictions may be affected by events beyond its control.

CTR is party to credit facilities under which US$29.5 million of debt is outstanding where the lenders have full recourse to the assets if certain financial and operational covenants are not satisfied. The lenders have waived compliance with these covenants to as at December 31, 2005 and March 31, 2006. If CTR does not satisfy these convenants and the lenders do not waive these defaults, CTR will be in default and all amounts due under the credit facilties could be declared due and immediately payable. There is not assurance that the necessary waivers will be obtained. Such acceleration would have material and adverse consequences to the business, financial position and results of operations.

Subsequent to year-end, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million principle amount of Convertible Debentures into common shares. On February 27, 2005, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million principle amount of Convertible Debentures into common shares. These transactions significantly de-leverage the Corporation’s balance sheet. The proceeds of the private placements will be used to fund the Corporation’s current working capital requirements. Although the conversion of approximately $62.6 million Convertible Debentures into common shares on February 2, 2006 and February 27, 2006 reduced significantly the consolidated debt outstanding, there is no assurance that the Corporation’s will be able to pay interest and principal or to refinance the remaining indebtedness, which will depend upon future performance. The future performance is subject to the success of the business plan, including the Corporation’s ability to successfully integrate our operations, general economic conditions and financial, competitive, regulatory, labour and other factors, many of which are beyond the Corporation’s control.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The Corporation markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. The risk of doing business with customers in such countries, include dealing with 1) trade protection measures and import or export licensing requirements; 2) difficulties in enforcing contracts; 3) difficulties in protecting intellectual property rights; 4) unexpected changes in regulatory requirements; 5) legal uncertainty regarding liability, tax, tariffs and other trade barriers; 6) foreign exchange controls and other currency risks; 7) inflation; 8) government appropriations or subsidies that the customers are beneficiaries or recipients of may be decreased or delayed; 9) challenges to credit and collections; 10) expropriation; 11) government instability, war, riots, insurrections and other political events. Although the Corporation has political risk insurance, force majeure clauses and currency strategies covering some of the events listed above, insurance proceeds and other measures would likely not cover all losses and the Corporation may not be able to obtain insurance coverage in the future on commercially reasonable terms, or at all.

The inability to develop new products or product features on a timely basis, or if our new products or product features fail to achieve market acceptance, the Corporation’s revenues and revenue growth may be adversely affected. In the past, the Corporation has experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused it to incur unexpected expenses. Furthermore, in order to compete in additional markets, the Corporation will have to develop different versions of its existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

Competition is likely to persist and intensify in the future. Many of the Corporation’s competitors will be substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources and more extensive distribution channels than the Corporation does. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than the Corporation will be able to. These competitors may enter the Corporation’s existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than the Corporation’s solutions.

Further increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect the business. If the product costs are not reduced enough to keep pace with the required price reductions, both revenues and gross margins, and consequently, results of operations will suffer.

The Corporation’s sales cycles are long and unpredictable. As a result, the Corporation’s revenues may fluctuate from quarter to quarter and it may be unable to adjust its expenses accordingly. This would cause operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. In addition, the Corporation expects that the delays which are inherent in its sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

The Corporation has incurred losses from operations in the last three fiscal years. While SR Telecom cannot predict whether losses will be experienced in 2006, failure to return to profitability in 2006 could have a material adverse effect on business and prospects. The ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, to develop new products and features on a timely basis, the market acceptance of the Corporation’s products and the ability to reduce product costs and other costs sufficiently,

SR Telecom has acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products. If sales of such products or components do not materialize, the Corporation could end up with inventory levels that are significantly in excess of the Corporation’s needs, which could increase working capital requirements or cause significant losses.

The telecommunications industry is subject to rapid and substantial technological change. The Corporation may not be able to keep pace with technological developments or developments by other companies that could render its products or technologies non-competitive. Some of these technologies and products could be more effective and less costly than the Corporation’s, thereby potentially eroding market share.

The Corporation may be subject to significant liability cliams if its products do not work properly. The provisions in the agreements with customers that are intended to limit the Corporation’s exposure to liability claims may not preclude all potential claims. In addition, insurance policies may not adequately limit its exposure with respect to such claims. Liability claims could require the Corporation to spend significant time and money in litigation or to pay significant damages, and could seriously damage the reputation and business of the Corporation.

The Corporation is subject to a number of arbitration disputes and litigations that may adversely affect the operating results and liquidity if these disputes are not favorably resolved. Furthermore, SR Telecom has recorded liabilities including those in connection with its arbitration proceedings, and may involve other obligations not yet known. Estimates of these liabilities have been made, but there can be no assurance that the actual settlement of these liabilities will not differ materially from amounts accrued.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The Corporation’s reporting currency is the Canadian dollar, while the majority of sales contracts are in other currencies. Fluctuations betweeen currencies will affect the reported values of revenues and eventual collections. While the Corporation engages in hedging activitites from time to time to protect from fluctutations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

All foreign operations are classfied as integrated with those of SR Telecom for consolidation purposes so that any gains or losses on foreign exchange translation are charged to income in the current year.

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely tradable and liquid currencies of first world countries and communities. Foreign currency exposures are evaluated regularly and, where warranted, hedge mechanisms are used to minimize the impact of market fluctuations.

Disclosure controls and procedures

Management has established and maintained disclosure controls and procedures for the Corporation in order to provide reasonable assurance that material information relating to the Corporation is made known to it in a timely manner, particularly during the period in which the annual fillings were being prepared. As of the date of this report, management, including the Interim President and Chief Executive Officer and the Interim Chief Financial Officer, has evaluated the effectiveness of the Corporation’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, and believes them to be effective in providing such reasonable assurance.

 SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783